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                                                                      EXHIBIT 11

                        COMPUTATION OF EARNINGS PER SHARE
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                            Three Months
                                                                Ended
                                                          December 31, 2006
                                                          -----------------

Income available to common stockholders                        $    1,688

Weighted average shares outstanding                            12,939,383

Basic earnings per share                                       $     0.13

Income for diluted earnings per share                          $    1,688

Total weighted average common shares and equivalents
outstanding for diluted computation                            12,939,383

Diluted earnings per share                                     $     0.13